SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                Form 40-F    X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: November 17, 2003		Signed:	Robert V. Horte

	By:	Name: Title:	Robert V. Horte Senior Assistant Corporate Secretary

Release: Immediate, November 17, 2003

CPR Announces Executive Changes

Canadian Pacific Railway (TSX/NYSE: CP) today announced that Ed Dodge, Executive Vice-President and Chief Operating Officer, is retiring from the company, effective March 2004, after 35 years of service. Mr. Dodge has had a distinguished career with CPR having held executive positions in a broad range of operations and marketing and sales areas within the company in both Canada and the United States.

Rob Ritchie, President and Chief Executive Officer, said: “Ed Dodge has brought integrity, energy and the relentless pursuit of improved safety and productivity throughout the company, with outstanding results. He has made a significant contribution to CPR’s success as one of North America’s most innovative railways.”

Mr. Ritchie announced that Fred Green has been appointed Executive Vice-President, Operations and Marketing for CPR, effective January 1, 2004. Mr. Green will report to Mr. Ritchie.

Mr. Green has 25 years of experience with CPR and was most recently Senior Vice-President, Marketing and Sales. He has also held senior management positions in the operations area across the company’s network.

In making the announcement Mr. Ritchie said: “Fred Green has clearly shown his capacity for innovation and leadership in developing high performance teams under his direction. His appointment demonstrates the depth of proven experience that CPR has in its management team.”

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
len_cocolicchio@cpr.ca	Tel.: (403) 319-3591
investor@cpr.ca